UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

First Transaction Management, Inc.

(f/k/a/ Creative Products International, Inc.)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

337187207

(CUSIP Number)

Susan Schreter
381 SE Crystal Creek Circle
Issaquah, WA 98027

(206) 355-1467

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

CUSIP No.	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Susan Schreter

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS* PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 924,463

	8	SHARED VOTING POWER - 0 -

	9	SOLE DISPOSITIVE POWER 924,463
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,463

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.1%

14		TYPE OF REPORTING PERSON* IN

CUSIP No.	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

                     This statement relates to the common stock, par value $.01 per share, of First Transaction Management, Inc., a Delaware corporation formerly known as Creative Products International, Inc. (the “Issuer”). The Issuer’s principal executive offices are presently located at 381 SE Crystal Creek Circle, Issaquah, WA 98027. All references herein to share and per share data give effect to the one for 20 reverse stock split effected by the Issuer on August 1, 2008.

Item 2.	Identity and Background.

(a) This statement is filed by Susan Schreter.

(b) The business address of Susan Schreter is 381 SE Crystal Creek Circle, Issaquah, WA 98027

(c) During the last five years Susan Schreter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (d)   During the last five years Susan Schreter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e) Susan Schreter is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

                     On October 4, 1999, Ms. Schreter purchased from the Issuer 19,200 shares of Common Stock for $19,200 in cash in connection with and pursuant to her employment agreement with the Issuer. The source of funds for such purchase was Ms. Schreter’s personal resources.

                     On December 23, 1999, the Issuer’s then parent, Caring Products International, Inc. (“CPI”), spun off to its shareholders of record as of June 30, 1999, all of the Common Stock of the Issuer owned by CPI on the basis of one share of the Issuer for each two shares of CPI then owned by each shareholder. As a result of such spin-off, Ms. Schreter received 4,223 shares of the Issuer’s Common Stock.

                     From 2000 through 2002, Ms. Schreter loaned the Issuer an aggregate of $1,248,541. Such loan was funded out of the personal resources of Ms. Schreter. The loan is evidenced by a demand promissory note and an accompanying security agreement that grants to Ms. Schreter a first lien upon all of the Issuer’s assets, tangible and intangible, and the right to purchase certain trademarks and intellectual property owned by the Issuer at the greater of $5,000 or the net property value thereof. The note provides for the payment of interest at the rate of 8% per annum and, at the option of Ms. Schreter, is convertible into shares of Common Stock on the basis of one share for each $1.60 of principal amount so converted. Ms. Schreter was also granted warrants exercisable for a period of five years to purchase an aggregate of 13,500 shares of Common Stock at $20.00 per share. In 2007, all of the warrants associated with Ms. Schreter’s loan to the Issuer expired unexercised. On December 31, 2001, Ms. Schreter converted $375,000 of outstanding principal amount under the Issuer’s note into 234,375 shares of Common Stock as permitted under and in accordance with the terms of such note.

                     In December 2000, Ms. Schreter purchased from the Issuer 100,000 units for an aggregate cash consideration of $100,000, each unit consisting of one share of Common Stock and a warrant to purchase one twentieth of a share of Common Stock at $30.00 per share that expire five years after the first date that the Issuer’s common stock is publicly traded (i.e., January 23, 2013). The source of funds for such purchase was a reduction in the outstanding principal amount of Ms. Schreter’s loan to the Company.

CUSIP No.	13D	Page 4 of 5 Pages

                     In December 1999, the Issuer granted Ms. Schreter an option to purchase 250 shares of Common Stock at $6.40 per share exercisable for a period of five years as compensation for her services as a director of the Issuer. In April 2000, the Issuer granted Ms. Schreter an option to purchase 1,000 shares of Common Stock at $20.00 per share exercisable for a period of five years as compensation for her services as a director of the Issuer. In December 2000, the Issuer granted Ms. Schreter an option to purchase 5,000 shares of Common Stock at $13.00 per share exercisable for a period of five years as additional compensation as an employee. In October 2001, the Issuer granted Ms. Schreter an option to purchase 1,000 shares of Common Stock at $31.60 per share exercisable for a period of five years as compensation for her services as a director. All of the foregoing options expired unexercised in accordance with their respective terms.

Item 4.	Purpose of the Transaction.

                     Ms. Schreter has served as the Issuer’s Chief Executive Officer and Chairman of the Board since the spin-off of the Issuer from its prior parent. All of the above acquisitions and loans were intended to enhance Ms. Schreter’s position as Chief Executive Office and controlling shareholder and to provide the Issuer with resources in furtherance of its business plan.

Item 5.	Interest in Securities of the Issuer.

                     Susan Schreter beneficially owns and has the sole power to vote and direct the disposition of 924,463 shares of Common Stock or 87.1% of the Common Stock. Such number of shares and percentage of ownership includes (a) 5,000 shares of Common Stock issuable upon exercise of warrants at $30.00 per share that expire on January 23, 2013 and (b) 656,665 shares of Common Stock issuable upon conversion of the outstanding principal and accrued interest as of July 31, 2008 under the Issuer’s note held by Ms. Schreter at the rate of $1.60 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     None

Item 7.	Material to be filed as Exhibits.

                     None

CUSIP No.	13D	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2008	/s/: Susan Schreter

Susan Schreter